

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

January 13, 2011

Mr. M. Steven Bender
Chief Financial Officer
Westlake Chemical Corp.
2801 Post Oak Boulevard, Suite 600
Houston, TX  77056

> **Re:  Westlake Chemical Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 24, 2010**
> **Response Letter Dated December 22, 2010**
> **File No. 1-32260**

Dear Mr. Bender:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

W. John Cash
Branch Chief